VISION BROKERAGE SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

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SEC FILE NUMBER
8-67447

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vision Brokerage Services, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Long Ridge Road, 3 North
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Rothman	(203)388-2660	hrothman@vfmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue, 12th Floor	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

09/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Howard Rothman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vision Brokerage Services L.L.C., as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VICTORIA HOLLAND NOTARY PUBLIC MY COMMISSION EXPIRES 2/29/2024 CONNECTICUT

Signature: [signature]

Title: Managing Member

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vision Brokerage Services, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vision Brokerage Services, L.L.C. (the "Company") as of June 30, 2022 and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As more fully described in Notes 1 and 5 to the statement of financial condition, the Company has material transactions with Vision Financial Markets LLC, a related party under common control. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

PKF O'Connor Davies, LLP

We have served as the Company's auditors since 2015.

September 28, 2022

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

VISION BROKERAGE SERVICES, L.L.C.
Statement of Financial Condition
June 30, 2022

ASSETS		
Cash and cash equivalents	$	572,456
Short-term investment		570,324
Prepaid expenses		10,989
TOTAL ASSETS	$	1,153,769
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	40,596
Due to affiliate		86
TOTAL LIABILITIES		40,682
Members' Equity : Class A		1,113,087
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,153,769

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Vision Brokerage Services, L.L.C. (the "Company") was organized in the State of New York on June 22, 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). Also, the Company is registered to conduct securities business in all fifty states and Puerto Rico. The Company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to its clearing broker, Vision Financial Markets LLC ("VFM"), an affiliate of the Company under the common control of its Managing Members.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For purposes of the statement of financial condition, the Company has defined cash equivalents as highly liquid investments with maturities of less than three months at the time of purchase and money market funds that are not held for sale in the ordinary course of business. The Company maintains its cash and cash equivalents at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and the related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The revenue recognition guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Brokerage Commissions: The Company introduces purchases and sales of securities on behalf of its customers to its affiliated clearing broker. Commissions and related expenses are recorded on the settlement date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. There was no difference between settlement date and trade-date commissions at June 30, 2022.

Investing Activity: Gains and losses from investments are recorded on a trade date basis. Short-term investments are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions, or on such other information and valuation methods as may be reasonable in the circumstances.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest and dividend Income: Interest Income is reported on the accrual basis and dividends are recorded on the ex-dividend date. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Sale of Direct Investments: The Company also receives commission income from the sale of direct investments from the financial institutions that offer them, which include: Variable Annuities, Non-traded Real Estate Investment Trusts (REITS), and Mutual Funds. The Company believes that its performance obligation is the sale of the direct investments. Any fixed amounts are recognized on the sale or trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur, Distribution fees related to mutual funds and fees on variable annuity premium renewals recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company's revenues included in commission income for the year ended June 30, 2022 consist of agency commission of $99,942 mark-up/mark-down trades of $199,532 and direct investment revenue of $71,095.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models,

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

The Company's short-term investment consist of funds held in a short-term investment grade bond fund with a large mutual fund company which was valued using Level 1 inputs for the year ended June 30, 2022.

Income Taxes

No federal or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss. The Company is subject to state taxes and paid $14,400 in the year to NY & CT.

The Company accounts for income taxes under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing- authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open tax years 2019, 2020, and 2021, or expected to be taken on the Company's 2022 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

FASB ASC 820 *Fair Value Measurement and Disclosure* bears no material effect on the financial statements as presented.

NOTE 3 – CLEARING BROKER

For the period of July 2021 - November 2021, the Company's introduced customers' securities transactions were cleared through VFM pursuant to a clearing agreement. On December 1, 2021, all of the Company's accounts were switched to VFM broker codes and the Good faith deposit held by VFM was returned to the Company. The clearing agreement between VFM and the Company hasn't been terminated.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's introduced customers to satisfy their obligations in connection with their delivery versus payment for securities transactions.

As of June 30, 2022, there were no customer accounts with deficiencies that presented any significant risks.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"), which requires the maintenance of minimum net capital, as defined. At June 30, 2022, the Company had net capital of $1,046,737 which was $946,737 in excess of its regulatory minimum requirement of $100,000. The Company has elected to use the aggregate indebtedness method of computed net capital permitted by the Rule which requires the Company to maintain a minimum net capital ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with an affiliate that provided for payment to the affiliate for certain personnel services, sundries, occupancy and related costs ("Services and Facilities"). The Company and affiliate established a reasonable basis in determining the amount to be paid to the affiliate for Services and Facilities. The amount paid by the Company to the affiliate was $9,000 per month. For the period of July 2021-November 2021, the Company recognized $45,000 for Services & Facilities, of which $30,000 was recorded in Professional Fees and $15,000 recorded in Office and Other Expenses in the Statement of Operations. The $9,000 payment ended on December 1, 2021, when all of the Company's accounts were transferred to VFM broker codes. At June 30, 2022, the Company owed the affiliate $86 for mutual fund trailer checks received.

In July 2008, the Company entered into a clearing agreement with VFM whereby the Company introduces its customers to be carried, cleared and settled by VFM. For the period of July 2021 -November 2021, the Company earned $299,474 in net commissions from customer agency securities transactions and mark-up/mark-down riskless principal transactions introduced to VFM. In addition, VFM acted as a collection agent on behalf of the Company for commission payments of $7,138 earned from certain direct investment providers.

NOTE 6 - SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company's customers enter into financial transactions where there is the risk of potential loss due to changes in the market ("Market Risk") or failures of the other parties to the mark-up/mark-down transaction to settle with its clearing broker ("Counterparty Risk").

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of June 30, 2022, there were no customer accounts having debit balances which presented any significant risks nor was there any significant exposure with any other transaction conducted with any other broker.

NOTE 7 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company had no lease or equipment rental commitments, no contingent liabilities, and had issued no guarantees.

In the normal course of business, the Company is subject to various lawsuits, including civil litigation, arbitration and reparation proceedings relating to its introduced customers' activities. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the financial position or results of operations of the Company.

NOTE 8 – OPERATING AGREEMENT

The Company currently has one class of membership outstanding: Class A (owned 100% by the Managing Members).

The Company shall continue until dissolution has occurred as set forth in the Operating Agreement or December 31, 2030, whichever occurs first.

NOTE 9 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available, September 28, 2022, and there are no additional subsequent events requiring disclosure or recognition.